UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 0)

Under the Securities Exchange Act of 1934*

AgFeed Industries, Inc.

(Name of Issuer)

Class A Shares, no par value

(Title of Class of Securities)

00846L101
(CUSIP Number)

December 31, 2013
 (Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00846L101	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Goldman & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,625,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,625,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,625,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 00846L101	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Goldman Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,625,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,625,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,625,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 00846L101	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jay G. Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,625,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,625,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,625,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

AgFeed Industries, Inc. (the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

100 Bluegrass Commons Blvd.
Suite 310
Hendersonville, TN 37075

Items 2(a)	Name of Person Filing:

This statement is filed by:  (i) J. Goldman & Co., L.P. (“JGC”) with respect to Class A Shares, no par value (“Common Stock”), of the Company beneficially owned by J. Goldman Master Fund, L.P.; (ii) J. Goldman Capital Management, Inc. (“JGCM”) with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.; and (iii) Mr. Jay G. Goldman with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.

Item 2(b)	Address of Principal Business Office:

The address of the principal business office of JGC, JGCM and Mr. Goldman is c/o J. Goldman & Co., L.P., 510 Madison Avenue, 26th Floor, New York, NY 10022.

Item 2(c)	Citizenship:

JGC and JGCM are organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Shares, no par value

Item 2(e)	CUSIP Number:

00846L101

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the 69,667,049 shares of Common Stock issued and outstanding as of July 15, 2013 as reported on the Company’s voluntary bankruptcy petition filed with the United States Bankruptcy Court by the Company on July 15, 2013.

As of the close of business on February 13, 2014:

A. JGC
(a) Amount beneficially owned: 6,625,000
(b) Percent of class: 9.5%
(c) (i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 6,625,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 6,625,000

B. JGCM
(a) Amount beneficially owned: 6,625,000
(b) Percent of class: 9.5%
(c) (i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 6,625,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 6,625,000

C. Mr. Goldman
(a) Amount beneficially owned: 6,625,000
(b) Percent of class: 9.5%
(c) (i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 6,625,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 6,625,000

JGC, JGCM and Mr. Goldman own directly no Common Stock.  Pursuant to the terms of the investment advisory agreement between J. Goldman Master Fund, L.P. and JGC, JGC has investment and voting power with respect to the securities held by J. Goldman Master Fund, L.P.  JGCM is the general partner of JGC.  Mr. Goldman controls JGC.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members
of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

J. GOLDMAN & CO., L.P.

By: /s/ Adam J. Reback
-------------------------------------
Name:	Adam J. Reback
Title:	Chief Compliance Officer

J. GOLDMAN CAPITAL MANAGEMENT, INC.

By: /s/ Jay G. Goldman
-------------------------------------
Name:	Jay G. Goldman
Title:	Director

JAY G. GOLDMAN

/s/ Jay G. Goldman
------------------------------------------
Jay G. Goldman